SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

ARDEN GROUP, INC.

(Name of Issuer)

Class A Common Stock - $0.25 par

(Title of Class of Securities)

03976210-9

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03976210-9

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) THE STOCK BONUS PLAN OF ARDEN GROUP, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 213,527

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 213,527

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,527

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.68%

12.	Type of Reporting Person EP

Item 1.
	(a)	Name of Issuer Arden Group, Inc.
	(b)	Address of Issuer's Principal Executive Offices 2020 S. Central Avenue Compton, CA 90220

Item 2.
	(a)	Name of Person Filing The Stock Bonus Plan of Arden Group, Inc.
	(b)	Address of Principal Business Office or, if none, Residence c/o City National Bank 400 North Roxbury Drive Beverly Hills, CA 90210
	(c)	Citizenship U.S.-a domestic employee benefit plan
	(d)	Title of Class of Securities Class A Common Stock - $.25 par
	(e)	CUSIP Number 03976210-9

Item 3.	Person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[X]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
	(a)	Amount beneficially owned: 213,527
	(b)	Percent of class: 10.68%
	(c)	Number of shares as to which the person has
		(i)	Sole power to vote or to direct the vote 213,527
		(ii)	Shared power to vote or to direct the vote -0-
		(iii)	Sole power to dispose or to direct the disposition of 213,527
		(iv)	Shared power to dispose or to direct the disposition of -0-

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.

Ownership of More Than Five Percent on Behalf of Another Person
All securities subject to this report are held by City National Bank as Trustee of the reporting person which is the employee benefit plan.  No other entity can control the receipt of dividends or proceeds of these securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.

Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2003
Date

Stock Bonus Plan of Arden Group, Inc. By: City National Bank, Trustee

By: /S/ RICHARD WEISS
Signature

Richard Weiss, Senior Vice President
Name/Title